September 25, 2012

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20459

CC: David Edgar, Staff Accountant

Re: Northcore Technologies Inc. (the “Company”)
       Form 20-F for the Fiscal Year Ended December 31, 2011, File No. 001-14835

Dear Mr. Gilmore,

We acknowledge receipt of your latter dated September 20, 2012 with your comments on the Company’s Form 20-F for the fiscal year ended December 31, 2011 filed on April 3, 2012. We further acknowledge the following, as required in your said letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We provide hereunder our responses to each of your comments.

SEC COMMENT #1

We note that the selected financial data for the year ended December 31, 2009, 2008 and 2007 was derived from your financial statements for those years in accordance with Canadian GAAP and reconciled to U.S GAAP, however we note that you have not provided the reconciliation. Please revise to provide a reconciliation of the data to U.S. GAAP and Regulation S-X, pursuant to Items 17 of Form 20-F. Please refer to Instruction 2 to Item 3.A of Form 20-F.

COMPANY’S RESPONSE

The Company, as required, has added the reconciliation from Canadian GAAP to US GAAP for the financial data for the years ended December 31, 2009, 2008 and 2007 presented on page 7 of Form 20-F for the year ended December 31, 2011.  The revised disclosure is provided hereunder:

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

	Year Ended December 31,
Consolidated Statement of Operations and Comprehensive Loss Data	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(CANADIAN GAAP)
	(in thousands except for per share data)
Revenues	$759	$741	$1,166
Operating expenses:
General and administrative	1,269	1,485	1,703
Customer service and technology	738	689	762
Sales and marketing	181	117	276
Stock-based compensation	183	43	94
Depreciation	29	33	39
Finance costs	768	729	604
Other expenses (net)	-	-	-
Total expenses	3,168	3,096	3,478
Loss from operations	(2,409)	(2,355)	(2,312)
Loss per share (1)	(0.017)	(0.022)	(0.025)

Weighted average number of common shares	140,434	108,861	93,094

Consolidated Statement of Operations Data (U.S. GAAP): (3)
Loss for the year as reported under U.S. GAAP	$(2,285)	$(2,204)	$(1,270)

	As at December 31,
Consolidated Statement of Financial Position Data (2)	2009 (Cdn$)	2008 (Cdn$)	2007 (Cdn$)
	(CANADIAN GAAP)
	(in thousands)
Total assets	$1,105	$812	$687
Total liabilities	1,121	3,215	2,287
Shareholders’ deficiency	(16)	(2,403)	(1,600)
Total liabilities and shareholders’ deficiency	$1,105	$812	$687

Consolidated Balance Sheet Data (U.S. GAAP): (3)
Total assets	$1,124	$812	$731
Total liabilities	1,555	4,095	2,768
Shareholders’ deficiency	(431)	(3,283)	(2,037)
Total liabilities and shareholders’ deficiency	$1,124	$812	$731

(1)   For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.
(2)   The Company has not paid dividend since its formation.
(3)   The significant differences between Canadian GAAP and U.S. GAAP arise primarily from the accounting differences relating to the secured subordinated notes issued.

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

SEC COMMENT #2

Please revise to disclose, if any, that the selected financial data based on Canadian GAAP is not comparable to the data presented based on the International Financial Reporting Standards (“IFRS”). Also, please amend your Form 20-F to revise your presentation so that the previous GAAP and IFRS selected financial data are not presented side-by-side. Please refer to instructions 1 and 3 of General Instruction G of Form 20-F.

COMPANY’S RESPONSE

The Company has separated the comparative financial data presented under previous GAAP for the years ended December 31, 2009, 2008 and 2007 from the financial data presented based on IFRS for 2011 and 2010, as the data is not comparable due to following of different financial reporting accounting standards. The Company has added a statement to the fact above at the beginning of the chart. The revised disclosure is provided hereunder:

The selected financial data based on Canadian GAAP is not comparable to the data presented based on International Financial Reporting Standards (“IFRS”).

	Year Ended December 31,
Consolidated Statement of Operations and Comprehensive Loss Data	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands except for per share data)
Revenues	$785	$582
Income from GE Asset Manager, LLC	69	43
Operating expenses:
General and administrative	1,670	1,440
Customer service and technology	726	734
Sales and marketing	260	188
Stock-based compensation	1,873	517
Depreciation	32	22
Finance costs	227	269
Other expenses (net)	-	487
Total expenses	4,788	3,657
Loss from operations	$(3,934)	$(3,032)
Loss per share (1)	$(0.020)	$(0.019)

Weighted average number of common shares	196,180	162,899

	As at December 31,
Consolidated Statement of Financial Position Data (2)	2011 (Cdn$)	2010 (Cdn$)
	IFRS
	(in thousands)
Total assets	$2,909	$284
Total liabilities	415	1,857
Shareholders’ equity (deficiency)	2,494	(1,573)
Total liabilities and shareholders’ equity	$2,909	$284

(1)           For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.
(2)           The Company has not paid dividend since its formation.

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

SEC COMMENTS #3, #4, and #5

3. We note the reference in the Auditor’s Responsibility paragraph to “the standards of the Public Company Accounting Oversight Board.” Please revise to include a revised audit opinion that indicates, if true, that the audit was conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Please refer to paragraph 3 of PCAOB Auditing Standard No. 1.

4. We note the reference in the Opinion paragraph to IFRS. Please revise to include an audit opinion that indicates, if true, that the financial statements are presented fairly in accordance with IFRS as issued by the International Accounting Standard Board. Please refer to Item 17(c) of Form 20-F. Please also revise your disclosure in Note 3 to the consolidated financial statements accordingly.

5. We note the reference in the Emphasis of Matter paragraph indicating there is “significant doubt” about the company’s ability to continue as a going concern. Please include a revised audit opinion that indicates, if true, that there is “substantial doubt” about the company’s ability to continue as a going concern. Please refer to AU Section 341.12.

COMPANY’S RESPONSE

As noted in your comments, the Independent Auditor’s Report has been modified with the suggested changes. The revised version of the report is being reproduced below.  Please also note that Note 3 of the financial statements, as noted in your comment #4 above, has been updated accordingly.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Northcore Technologies Inc.

We have audited the accompanying consolidated financial statements of Northcore Technologies Inc., and its subsidiary, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northcore Technologies Inc., and its subsidiary, as at December 31, 2011 and 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that may cast substantial doubt about Northcore Technologies Inc.'s, and its subsidiary, ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
March 20, 2012
Toronto, Ontario

EXTRACT OF FINANCIAL STATEMENT NOTE #3.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements represent the first annual financial statements of the Company and its subsidiary prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.  The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Reporting Standards.  The first date at which IFRS was applied was January 1, 2010.  In accordance with IFRS, the Company has:

•	Provided comparative financial information;
•	Applied the same accounting policies throughout all periods presented;
•	Retrospectively applied all effective IFRS standards as of December 31, 2011, as required; and
•	Applied certain mandatory exceptions and optional exemptions as applicable for first time IFRS adopters.

As discussed, we will be filing the amended Items of Form 20-F with SEC upon your satisfactory review. Should you require further clarification or concerns, please do not hesitate to contact the undersigned.

Thank you,

/s/Tam Nguyen
Tam Nguyen
Chief Financial Officer

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com